

January 10, 2023

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE:

  Issuer CIK: 0001719812
  Issuer File Number: 333-221072 / 811-23306
  Form Type: 8-A12B
  Filing Date: January 11, 2023

To Whom It May Concern:

Please be advised that Cboe BZX Exchange, Inc. has received an application dated December 20, 2022, from the above-referenced issuer and has approved the following securities for listing on Cboe BZX Exchange, Inc. ("Exchange"):

- Mohr Sector Navigator ETF (ENAV)

In order to facilitate timely listing, the Exchange requests acceleration of registration of these securities under Rule 12d1-2 of the Securities Exchange Act of 1934, as amended. If there are any questions, please call me at (646) 856-8722. Your assistance is greatly appreciated.

Sincerely,

Charles Sullivan
Analyst, Listing Qualifications